EXHIBIT 99.1

Centerra Gold Conference Call and Webcast

TORONTO, June 01, 2021 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra”) (TSX: CG) (NYSE: CGAU) will host a conference call today at 8:30 AM Eastern Time on Tuesday June 1, 2021.

  North American participants may access the call toll-free at +1 (800)-768-9481.

  International participants may access the call at +1 (416)-641-6701.

The conference call is being webcast by Intrado and can be accessed live at Centerra Gold’s website at www.centerragold.com.

An audio recording of the call will be available approximately two hours after the call via telephone until midnight Eastern Time on Tuesday, June 8, 2021. The recording can be accessed by calling (416) 626-4100 or (800) 558-5253 and using the passcode 21995081. In addition, the webcast will be archived on Centerra Gold’s website www.centerragold.com.

About Centerra
Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold properties in North America, Asia and other markets worldwide and is one of the largest Western-based gold producers in Central Asia. Centerra owns three mines, the Kumtor Mine in the Kyrgyz Republic, the Mount Milligan Mine in British Columbia, Canada and the Öksüt Mine in Turkey. Centerra's shares trade on the Toronto Stock Exchange (TSX) under the symbol CG and on the New York Stock Exchange (NYSE) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:
John W. Pearson
Vice President, Investor Relations
(416) 204-1953
john.pearson@centerragold.com

Additional information on Centerra is available on the Company’s web site at www.centerragold.com on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

A PDF accompanying this announcement is available at http://ml.globenewswire.com/Resource/Download/9f313658-488d-41d7-af7f-3bed21b3395b